Exhibit 99.2

MASTER ASSIGNMENT AND ASSUMPTION

This Master Assignment and Assumption (the “Assignment and Assumption”) is dated as of the Effective Date set forth in item 5 below and is entered into by and between the Assignor identified in item 1 below (the “Assignor”) and each Assignee identified in item 2 below (collectively, the “Assignees” and each an “Assignee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Original Loan Agreement identified in item 3 below (the “Original Loan Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Additional Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment and Assumption as if set forth herein in full.

For agreed consideration described below, the Assignor hereby irrevocably sells and assigns to each Assignee, and each Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Additional Terms and Conditions, as of the Effective Date:

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in consideration for the payment to Assignor of the Delayed Bridge Loan Funding and Exercise Amount set forth opposite such Assignee’s name in item 4 below, (i) all of Assignor’s rights and obligations in its capacity as a Lender in that portion of the Loan (together with any accrued and unpaid interest on such portion) in a principal amount set forth opposite such Assignee’s name in item 4 below (with respect to each Assignee, the “Assigned Bridge Loan Interest”) and (ii) the number of shares of Common Stock of the Borrower set forth opposite such Assignee’s name in item 4 below (which is the number of shares of Common Stock of the Borrower to which such Assignee would have been entitled upon exercise of warrants with an exercise price per share of $0.01 issued ratably in proportion to such Assignee’s Assigned Bridge Loan Interest relative to Assignor’s interest in the Bridge Loan (with respect to each Assignee, the “Assigned Penny Warrant Shares”)); and

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in consideration for the payment to Assignor of the Delayed Net Equity Funding and Exercise Amount set forth opposite such Assignee’s name in item 4 below, the number of shares of Common Stock of the Borrower set forth opposite such Assignee’s name in item 4 below (which is the number of shares of Common Stock of the Borrower to which such Assignee would have been entitled upon exercise of warrants with an exercise price per share of $0.0001 issued ratably in proportion to such Assignee’s delayed net equity funding contribution relative to Assignor’s net equity funding contribution (with respect to each Assignee, the “Assigned New Equity Warrant Shares” and, together with the Assigned Bridge Loan Interest and the Assigned Penny Warrant Shares, the “Assigned Interests”)).

The rights and obligations sold and assigned by an Assignor to the Assignee pursuant to the above being referred to herein as an “Assigned Interest” and collectively as the “Assigned Interests”). Each such sale and assignment is without recourse to any Assignor and, except as expressly provided in this Assignment and Assumption, without representation or warranty by any Assignor.

1.	Assignor:	Antara Capital Master Fund LP

2.	Assignees:	Corbin ERISA Opportunity Fund Ltd Hudson Park Capital II LP

3.	Original Loan Agreement:	That certain Senior Secured Loan and Executive Loan Agreement by and among EVO Transportation & Energy Services, Inc., Antara Capital Master Fund LP and the other parties thereto dated as of March 11, 2022, as amended by the Loan Extension Agreement dated May 31, 2022; the Second Loan Extension Agreement dated June 30, 2022; the Third Loan Extension Agreement dated July 8, 2022; the Fourth Loan Extension Agreement dated July 15, 2022; the Fifth Loan Extension Agreement dated August 12, 2022, and the Sixth Loan Extension Agreement dated September 8, 2022

4.	Assigned Interests and Consideration:

Assignee	Delayed Bridge Loan Funding and Exercise Amount	Principal Amount of Assigned Bridge Loan Interest	Assigned Penny Warrant Shares	Delayed Net Equity Funding and Exercise Amount	Assigned New Equity Warrant Shares
Corbin ERISA Opportunity Fund Ltd	$434,098.58	$428,401.01	569,757	$646,940.58	16,258,620
Hudson Park Capital II LP	$59,825.21	$59,040.00	78,521	$89,158.00	2,240,679

5.	Effective Date: December 23, 2022

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

The terms set forth in this Assignment and Assumption are hereby agreed to:

ASSIGNOR:

ANTARA CAPITAL MASTER FUND LP,

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Chief Investment Officer

ASSIGNEE:

CORBIN ERISA OPPORTUNITY FUND LTD

By: Antara Capital LP in its capacity as Investment Sub-Advisor

By:	Antara Capital GP LLC, its general partner

By:	/s/ Himanshu Gulati
Name:	Himanshu Gulati
Title:	Chief Investment Officer

ASSIGNEE:

HUDSON PARK CAPITAL II LP,

By:	/s/ Shummi Jindal
Name:	Shummi Jindal
Title:	Managing Partner

ANNEX 1

ADDITIONAL TERMS AND CONDITIONS FOR

ASSIGNMENT AND ASSUMPTION

1. Representations and Warranties.

1.1 Assignors. The Assignor represents and warrants to each Assignee that (i) it is the legal and beneficial owner of the relevant Assigned Interests, (ii) the Assigned Interests are free and clear of any lien, encumbrance or other adverse claim, except for liens, encumbrances, and restrictions arising by reason of the federal securities laws, and applicable state “blue sky” and comparable securities laws, and (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby.

1.2 Assignee. Each Assignee severally, and not jointly, represents and warrants to Assignor that it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment and Assumption and to consummate the transactions contemplated hereby.

2. Payments. On the Effective Date, each Assignee shall pay the Assignor the Delayed Bridge Loan Funding and Exercise Amount and the Delayed Net Equity Funding and Exercise Amount set forth opposite its name in item 4.

3. General Provisions. This Assignment and Assumption shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment and Assumption may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment and Assumption by telecopy or other electronic means (including .pdf) shall be effective as delivery of a manually executed counterpart of this Assignment and Assumption. This Assignment and Assumption shall be governed by, and construed in accordance with, the law of the State of New York.